SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549



                                  FORM 11-K




            FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
              AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


(Mark One)
(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended  December 31, 1993

                                      OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from _________ to _________

Commission file number 1-5471

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                     GLOBAL MARINE SAVINGS INCENTIVE PLAN



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              GLOBAL MARINE INC.
                             777 N. Eldridge Road
                            Houston, Texas  77079

                                (713) 596-5100



















                   GLOBAL MARINE SAVINGS INCENTIVE PLAN

              FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                  WITH REPORT OF INDEPENDENT ACCOUNTANTS

                  As of December 31, 1993 and 1992, and
                   for the Year Ended December 31, 1993

                   GLOBAL MARINE SAVINGS INCENTIVE PLAN

              FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                            TABLE OF CONTENTS




                                                                           Page

Report of Independent Accountants                                            2

Financial Statements:


  Statement of Net Assets Available For Benefits, with Fund Information,
  as of December 31, 1993 and 1992                                           3


  Statement of Changes In Net Assets Available For Benefits, with Fund
  Information, for the Year Ended December 31, 1993                          4


  Notes to Financial Statements                                              5


Supplemental Schedules:

     Item 27a - Schedule of Assets Held For Investment Purposes as of
      December 31, 1993                                                     10

     Item 27d - Schedule of Reportable Transactions
      for the Year Ended December 31, 1993                                  11



All other schedules are omitted because they are not applicable.

                     REPORT OF INDEPENDENT ACCOUNTANTS



To the Administrative Committee of the
     Global Marine Savings Incentive Plan:


We have audited the accompanying statement of net assets available for benefits of the Global Marine Savings Incentive Plan (the "Plan") as of December 31, 1993 and 1992, and the related statement of changes in net assets available for benefits for the year ended December 31, 1993. These financial statements are the responsibility of the management of Global Marine Corporate Services Inc. (the Plan sponsor). Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits for the year ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic Plan financial statements taken as a whole. The supplemental schedules identified in the table of contents on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's
Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund
Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        /s/ Coopers & Lybrand

Houston, Texas
June 17, 1994

                    GLOBAL MARINE SAVINGS INCENTIVE PLAN
     Statements of Net Assets Available For Benefits, with Fund Information

                                                                      Fund Information
                                   ----------------------------------------------------------------------------------
                                      Cash                          Equity                       Managed         GMI
December 31, 1993:                  Reserves                        Income        Magellan       Income         Stock       Total

Assets:
  Investments, at
    fair market value              $1,705,235                     $1,955,312      $5,347,086    $1,510,349     $565,440  $11,083,422

  Transfers receivable (payable)     (292,488)                        42,447          90,516        23,680      135,845            -

Net Assets Available
    for Benefits                   $1,412,747                     $1,997,759      $5,437,602    $1,534,029     $701,285  $11,083,422


                                                                        Fund Information
                                    --------------------------------------------------------------------------------
                                      Cash                          Equity                                      GMI
December 31, 1992:                  Reserves         GIC            Income         Magellan      GIC II        Stock        Total

Assets:
  Investments, at
     fair market value             $1,612,559                     $1,449,115      $3,488,701    $1,448,816    $165,097   $ 8,164,288

  Investments, at
     contract value                         -        $141,153              -               -             -           -       141,153

  Transfers receivable (payable)     (157,945)           (165)        58,684         279,416      (157,298)    (22,692)            -

        Total assets                1,454,614         140,988      1,507,799       3,768,117     1,291,518     142,405     8,305,441

Liabilities:
  Administrative fees payable               -             145              -               -             -           -           145

Net Assets Available
  for Benefits                     $1,454,614        $140,843     $1,507,799      $3,768,117    $1,291,518    $142,405   $ 8,305,296










                        The accompanying notes are an
                  integral part of the financial statements.

                     GLOBAL MARINE SAVINGS INCENTIVE PLAN
Statement of Changes In Net Assets Available For Benefits, with Fund Information for the Year Ended December 31, 1993



                                                                    Fund Information
                                 -----------------------------------------------------------------------------------
                                   Cash                         Equity                        Managed           GMI
                                 Reserves           GIC         Income        Magellan         Income          Stock        Total
Additions:
  Employer contributions       $    73,365                    $   91,468     $  210,776    $    66,240     $   19,310  $    461,159
  Employee contributions           201,076                       275,511        631,053        187,582         65,383     1,360,605
  Transfers in                     230,426                        44,008        142,038        172,632        333,586       922,690
  Interest income                   42,989       $   3,526             -              -              -            214        46,729
  Dividend income                        -               -        71,039        488,405         81,664              -       641,108
  Net appreciation                       -               -       266,265        486,950              -        153,748       906,963

     Total additions               547,856           3,526       748,291      1,959,222        508,118        572,241     4,339,254

Deductions:
  Distributions                    125,254          11,816        78,212        177,006        232,789         13,361       638,438
  Transfers out                    464,469         132,553       180,119        112,731         32,818              -       922,690

     Total deductions              589,723         144,369       258,331        289,737        265,607         13,361     1,561,128

  Net additions (deductions)       (41,867)       (140,843)      489,960      1,669,485        242,511        558,880     2,778,126

Net assets available for
  benefits, beginning
  of period                      1,454,614         140,843     1,507,799      3,768,117      1,291,518        142,405     8,305,296

Net Assets Available for
  Benefits, End of Period       $1,412,747     $         -    $1,997,759     $5,437,602     $1,534,029      $ 701,285   $11,083,422







                        The accompanying notes are an
                  integral part of the financial statements.

                         GLOBAL MARINE SAVINGS INCENTIVE PLAN
                              Notes to Financial Statements
                                    December 31, 1993


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Global Marine Savings Incentive
Plan (the "Plan") are prepared on an accrual basis in accordance with generally accepted accounting principles.

Net assets are comprised of shares in four funds which are open-end, diversified management investment companies managed by Fidelity Management & Research Company ("Fidelity") and shares of Global Marine Inc. ("GMI") common stock, $.10 par value per share ("GMI Common Stock"). Shares in the Fidelity funds are valued based on the reported closing net asset value per share. The shares of GMI Common Stock are valued based on the fair market value as determined by the quoted closing price per share. The funds are credited with the actual earnings on the underlying investments and charged for administrative expenses by Fidelity. Purchases and sales of shares are recorded at their per share value on the date of the transaction.

The net appreciation or depreciation which is presented in the statement of changes in net assets available for benefits consists of the realized gains or losses on shares redeemed or sold during the year and the net change in unrealized appreciation or depreciation on shares held at year end.

2.  DESCRIPTION OF THE PLAN

General

The Plan sponsor is Global Marine Corporate Services Inc. ("GMCSI"). The Plan, established effective January 1, 1987, is a defined contribution plan covering all full-time employees of GMCSI or of a Participating Employer, as defined in the Plan, who are U.S. citizens or resident aliens, have one year of service, have completed 1,000 hours during that year, and are age twenty-one or older. The Plan is subject to the provisions of section 401(a), 401(k) and 501(a) of the Internal Revenue Code of 1986, and of the Employee Retirement Income Security Act of 1974. The following brief description of the Plan is provided for general information purposes only. For more complete information, participants should refer to the "Savings Incentive Plan" section of the Global Marine Employee Handbook, to the "Information for Participants" document and other documents constituting a prospectus under the Securities Act of 1933, and to the Plan document.

Contributions

Each participant may elect to defer a portion of his or her salary as a pre-tax basic contribution of at least one percent, and not more than six percent of his or her compensation for each pay period. In addition, each participant may elect to defer in any whole percent a portion of his or her compensation for each pay period, up to a maximum of nine percent, as a pre-tax excess contribution. The employer matches contributions in an amount equal to 100 percent of the first one percent of compensation which the participant contributes, 50 percent of the second one percent of compensation contributed and 25 percent of each of the next four percentage points of compensation contributed. The employer does not make a matching contribution on excess pre-tax contributions. Each participant's annual contribution shall not exceed the maximum amount allowed for deferral for U.S. federal income tax purposes, which, for 1993, was $8,994. The amount of a participant's annual compensation which may be taken into account, for purposes of determining the amount of the employer match or for any other purpose under the Plan, shall not exceed an amount prescribed annually by the Internal Revenue Service ("IRS"), which, for 1993, was $235,840. Each participant's pre-tax contribution account and employer contribution account are fully vested and nonforfeitable at all times, except as noted below.

If a participant makes a contribution during any year in an amount which exceeds the maximum amount allowed under IRS rules pertaining to highly compensated employees, the matching employer contribution on such excess participant contribution may be forfeited by the participant and applied to reduce the employer's matching contribution for the following year or, if so determined by the Compensation Committee of the Board of Directors of GMI and ratified by GMCSI's Board of Directors, such excess employer contributions may be distributed to the participants to whose accounts such excess contributions were originally allocated and included in the participants' taxable earnings for the year, or may be otherwise allocated in a nondiscriminatory manner.

There were no excess employer contributions during 1993 or 1992.

Administrative Expenses

Fees charged by Chemical Bank, the Plan trustee, and consulting fees charged by William M. Mercer, Incorporated have been paid by GMCSI and have not been charged to the Plan. No charge has been made to the Plan for GMCSI's applicable administrative costs.

Investment Options

Participants may elect to have their own and employer contributions invested in one or more of the following investment options, with the exception of the GIC Group Trust, as noted below:

     FIDELITY CASH RESERVES - A money market fund managed with the objective of seeking as high a level of income as is consistent with the preservation of capital and liquidity.

     FIDELITY GIC GROUP TRUST ("GIC") - A guaranteed income fund managed with the objective of seeking a high rate of income with minimal risk. Investments consisted of a guaranteed investment contract, paying a fixed rate of interest and issued by an insurance company which guaranteed payment of interest and return of principal. On March 31, 1993, the investment contract matured and all assets were subsequently transferred to the Fidelity Managed Income Portfolio.

     FIDELITY EQUITY-INCOME FUND - A stock fund managed with the objective of achieving yields exceeding the composite yield on securities comprising the Standard and Poor's 500 stock index. Investments consist primarily of common and preferred stocks, and debt obligations convertible into common stock.


     FIDELITY MAGELLAN FUND - A common stock fund managed with the objective of seeking capital appreciation by investing primarily in common stocks and securities convertible into common stocks.

     FIDELITY MANAGED INCOME PORTFOLIO - An income fund managed with the objective of seeking a high level of current income as is consistent with the preservation of principal and liquidity. Investments consist of units in a money market portfolio which purchases obligations of the U.S. government and its agencies, and repurchase agreements secured by these obligations, index investment contracts that provide current rates and liquidity as their rate and maturity are reset monthly, and long-term (one- to seven-year) investment contracts and bank investment contracts issued by insurance companies and commercial banks which guarantee the payment of interest and return of principal. This fund was previously named the GIC Open-end Portfolio ("GIC II"), which changed its name to the Fidelity Managed Income Portfolio in February 1993.

     GLOBAL MARINE INC. STOCK FUND - An unmanaged fund composed of GMI Common Stock.

Payment of Benefits

The account of a withdrawing participant is valued at an amount equal to its value as of the latest quarterly valuation date preceding actual distribution, plus any contributions made by the participant or by the employer from the date of the last valuation to the date of the withdrawal. Participants or beneficiaries will receive their benefits in a single lump-sum distribution.
Participants are eligible for a distribution following termination of service, financial hardship, or attainment of age 59-1/2. Hardship withdrawals are limited to participant contributions and earnings on those contributions as of December 31, 1988, plus participant contributions made thereafter.

Earnings

Fund earnings are allocated ratably to each participant who remained in the fund at quarter-end based upon the participant's account value at the beginning of the quarter, after first increasing each account by one-half of current quarter contributions and decreasing each account by any distributions from the account during the quarter.

3.  TAX STATUS

The Plan is designed to constitute a qualified plan under section
401(a) of the Internal Revenue Code. The Plan obtained its latest determination letter dated March 23, 1994, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

4.  SUBSEQUENT EVENT

Effective April 1, 1994, Fidelity Management Trust Company became the new Plan trustee replacing Chemical Bank. A Plan amendment dated
April 1, 1994, and the trust agreement with Fidelity effected several changes including, among other things, the implementation of daily valuations of participants' account balances, the creation of monthly enrollment periods, and the addition of provisions permitting increased frequency of certain transactions with respect to the direction of past and future contributions.

                            SUPPLEMENTAL SCHEDULES

                   GLOBAL MARINE SAVINGS INCENTIVE PLAN
        Item 27a - Schedule of Assets Held For Investment Purposes
                          as of December 31, 1993

                                                       Number
                                                         of                            Current
  Identity of Issue          Description               Shares          Cost (1)         Value

Fidelity Cash Reserves     Money market fund          1,705,235     $1,705,235       $1,705,235

Fidelity Equity-Income     Stock and bond fund           57,781      1,566,818        1,955,312
  Fund

Fidelity Magellan Fund     Common stock fund             75,471      4,723,540        5,347,086

Fidelity Managed Income    Fund of investment
  Portfolio                contracts, issued by
                           banks and insurance
                           companies                  1,510,349      1,510,349        1,510,349

GMI Stock Fund             Common stock fund            135,984        448,618          565,440

                                                                    $9,954,560      $11,083,422




(1)  Cost is determined based on historical cost.  Gain or loss on sale transactions is calculated based on average cost.

                     GLOBAL MARINE SAVINGS INCENTIVE PLAN
                Item 27d - Schedule of Reportable Transactions
                     for the Year Ended December 31, 1993
                                                                Purchase        Selling     Cost of    Current     Net Gain
Identity of Party          Description of Asset                   Price          Price       Asset      Value (1)   or(Loss)

SERIES OF TRANSACTIONS:

Fidelity                   Purchases of Cash
                            Reserves, at various times
                            during the year                     $  547,856         N/A         N/A     $547,856        N/A

Fidelity                   Sales of Cash Reserves,
                            at various times during the year           N/A    $455,180    $455,180     $455,180          -

Fidelity                   Purchases of Equity-Income
                            Fund, at various times during
                            the year                            $  498,263         N/A         N/A     $498,263        N/A

Fidelity                   Sales of Equity-Income
                            Fund, at various times during
                            the year                                   N/A    $258,331    $214,237     $258,331    $44,094

Fidelity                   Purchases of Magellan Fund,
                            at various times during the year    $1,661,172         N/A         N/A   $1,661,172        N/A

Fidelity                   Sales of Magellan Fund,
                            at various times during the year           N/A     $289,737   $250,479     $289,737    $39,258

Fidelity                   Purchases of Managed Income
                            Portfolio, at various times
                            during the year                     $  484,438          N/A        N/A     $484,438        N/A

Fidelity                   Sales of Managed Income Portfolio,
                            at various times during the year           N/A     $422,904   $422,904     $422,904          -

Chemical Bank              Purchases of Commingled Short-term
                            Investment Fund, at various times
                            during the year                     $  449,041          N/A        N/A     $449,041        N/A

Chemical Bank              Sales of Commingled Short-term
                            Investment Fund, at various times
                            during the year                            N/A     $448,055   $448,055     $448,055          -


Normal expenses associated with asset purchases are included in the asset cost and are not disclosed separately. All other required information which is not presented here has been omitted for the reason that such information is not applicable, or can be obtained from information found elsewhere in the financial statements.




(1) As of transaction date.

                                  SIGNATURE





Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 GLOBAL MARINE SAVINGS INCENTIVE PLAN


Date: June 24, 1994              By  /s/Robert E. Sleet, Jr.
                                 Robert E. Sleet, Jr.
                                 Chairman of the Administrative
                                 Committee of the Global
                                 Marine Savings Incentive Plan